PACIFIC CORPORATE TRUST COMPANY

510 BURRARD ST, 2ND FLOOR

VANCOUVER, BC  V6C 3B9

Phone: 604-689-9853

Fax: 604-689-8144

May 16, 2006

B.C. Securities Commission

Executive Director

701 W Georgia St., 9th Floor

Vancouver, BC  V7Y 1L2

Dear Sirs\Mesdames:

RE:

MAILING ON MAY 16, 2006

NORTHERN ORION RESOURCES INC. (the "Company")

We confirm that on the above date, the following material issued by the Company was forwarded by prepaid first class mail to all of the registered shareholders of the Company.  However, we have not mailed to shareholders in cases where on three consecutive occasions, documents have been returned undelivered by the Post Office.

●

Information Circular

●

Notice of Meeting

●

Proxy

●

Financial Statement Request Form

We further confirm that the material was shipped on the above mentioned date to Intermediaries or their agent(s) that received the Company’s request for beneficial ownership information and responded.

We are providing this letter to you as agent for the Company in compliance with regulations under applicable legislation.

Yours truly,

PACIFIC CORPORATE TRUST COMPANY

“GINNA CALDWELL”

GINNA CALDWELL

cc: Toronto Stock Exchange

cc: NORTHERN ORION RESOURCES INC.

cc: Alberta Securities Commission

cc: DUMOULIN BLACK LLP (11TH FLR)

cc: Saskatchewan Financial Services Division

cc: DELOITTE & TOUCHE - VANCOUVER

cc: Manitoba Securities Commission

cc: Ontario Securities Commission

cc: Quebec - Autorite des marches financiers

cc: Nova Scotia Securities Commission

cc: New Brunswick,  Securities Administration Branch

cc: Securities Commission of Newfoundland and Labrador

cc: Prince Edward Island, Securities Office

cc: Yukon Registrar of Securities

cc: Northwest Territories, Registrar of Securities

cc: US Securities and Exchange Commission